                                     Varco
                              International, Inc.


                           1999 FIRST QUARTER REPORT

                              Varco is the leading


                              supplier of drilling


                             equipment in the world


                             with key products that


                             enhance the safety and


                              productivity of the


                               drilling process.

                    [LOGO]  TO OUR SHAREHOLDERS,
                            CUSTOMERS AND EMPLOYEES

Industry conditions remained depressed through the first quarter of 1999, as continued low oil and gas prices caused both major oil companies and independent producers to curtail spending. As a result, overall worldwide drilling activity fell to its lowest level in more than 25 years. Although not as severe, the offshore drilling segment has demonstrated considerable weakness. Offshore rig utilization declined to an average of approximately 78 per cent in the most recent quarter, as compared to approximately 95 per cent in the same period a year ago, and dayrates were sharply lower.

     With oil prices averaging less than $13 per barrel during January and February, OPEC members, together with certain non-OPEC oil producing countries, agreed in mid-March to substantial reductions in oil production. As a result, the price of oil has increased significantly, recently climbing above $18 per barrel for the first time since the fourth quarter of 1997. However, it is not clear at this time where oil prices will settle in the medium term and what the effect on drilling activity will be.

     The impact of these industry conditions on Varco is most directly reflected in incoming orders, which totaled $72.3 million in the most recent quarter, excluding cancellations of $15.8 million. In the first quarter of last year orders reached an all-time high of $299.6 million (before cancellations of $13.0 million) and in the fourth quarter of 1998 totaled $117.5 million (before cancellations of $54.4 million). The principal factor behind the year-to-year decline is a dramatic reduction in orders to equip new offshore rigs, as commitments to build rigs have essentially ceased in the current industry environment. A secondary factor is the overall decline in drilling activity, particularly offshore drilling.

     Net Income for the first quarter of 1999 was $11.7 million, $.18 per share (diluted), on Revenues of $152.2 million. In the comparable quarter of last year, Net Income was $15.0 million, $.23 per share (diluted), and Revenues were $150.2 million.

     The backlog of unfilled orders, which totaled $272.1 million at March 31, is expected to result in Revenues which exceed the incoming order rate for the remainder of 1999. Most of this backlog represents equipment to be installed on offshore rigs currently under construction, for which commitments were made in 1997 and early 1998.

     Our industry has, over the years, undergone a number of sudden and unforeseen periods of expansion and contraction. However, the volatility we have experienced over the past eighteen months, and the degree of uncertainty that exists today, make this period as challenging as any in our memory. Our focus during this time is to adjust the Company's cost structure to the current level of business, a process that we began in the fourth quarter of last year, and to emphasize the strategies that have made us successful so far. Foremost among the latter is the development of products and technologies that reduce the cost of drilling and have the potential to gain acceptance in a difficult market. Another important task for this year is to ensure the timely installation and effective operation of all our equipment on new offshore rigs. These rigs are the most advanced and automated in the industry, and by demonstrating enhanced capabilities and productivity they can promote the retrofitting of existing rigs with similar equipment.

     We appreciate your continued support.

/s/ GEORGE I. BOYADJIEFF

George I. Boyadjieff
Chairman and
Chief Executive Officer
April 28, 1999

Condensed Consolidated Balance Sheets

(unaudited)



                                                 March 31,   December 31,
(in thousands)                                        1999           1998
-------------------------------------------------------------------------
Current Assets
Cash and cash equivalents                         $ 18,121       $ 29,138
Receivables (net)                                  168,327        179,241
Inventories                                        144,329        152,412
Other                                               30,554         29,600
-------------------------------------------------------------------------
     Total Current Assets                          361,331        390,391
Property, plant and equipment (net)                 89,234         89,997
Rental equipment (net)                              11,270         11,440
Cost in excess of net assets acquired               33,143         33,511
Other assets                                        27,281         21,581
-------------------------------------------------------------------------
Total Assets                                      $522,259       $546,920
=========================================================================

Current Liabilities
Accounts payable                                  $ 34,023       $ 45,969
Customer deposits                                   69,209         95,766
Other liabilities                                   62,982         62,409
Current portion of long-term debt                    9,974          9,948
-------------------------------------------------------------------------
     Total Current Liabilities                     176,188        214,092
Non-current liabilities                             13,943         13,461
-------------------------------------------------------------------------
Total Liabilities                                  190,131        227,553

Shareholders' Equity
Common Stock and additional paid-in capital        158,324        157,073
Retained earnings                                  173,804        162,294
-------------------------------------------------------------------------
Total Shareholders' Equity                         332,128        319,367
-------------------------------------------------------------------------
Total Liabilities and
     Shareholders' Equity                         $522,259       $546,920
=========================================================================


Notes to Condensed Consolidated
Financial Statements

Note 1.  Basis of Presentation

These statements are condensed and do not contain disclosures required by generally accepted accounting principles. Reference should be made to the financial statements contained in the Annual Report to Shareholders for the year ended December 31, 1998.



Varco International, Inc. and Subsidiaries

Note 2.  Special Charge
During the fourth quarter of 1998, the Company recognized an $8.5 million special charge consisting of severance for 1,100 employees of $6.1 million; a non-cash write-off of rental equipment of $1.5 million; and an allowance for abandoned leases and other obligations of $900 thousand. During the first quarter of 1999 the Company spent $900 thousand of the cash charge. As of March 31, 1999, the Company had spent, in total, $1.3 million of this charge and expects to spend substantially all of the remaining charge during the balance of 1999.

Note 3.  Business Segments
Selected financial information for the Company's reportable segments for the three months ended March 31, 1999 and 1998 follows:

1999
                          Revenues         Intercompany             Operating
                                               Revenues          Profit (Loss)
-----------------------------------------------------------------------------
Varco Systems             $ 60,141              $   320               $13,082
Varco BJ                    20,985                   43                 5,336
M/D Totco                   13,647                  888                (1,415)
Shaffer                     53,735                                      4,905
Rigtech                      3,233                                       (544)
-----------------------------------------------------------------------------
                          $151,741              $ 1,251               $21,364
=============================================================================

1998

Varco Systems             $ 53,496              $   730               $11,523
Varco BJ                    20,018                   88                 5,310
M/D Totco                   23,609                1,032                 4,020
Shaffer                     47,212                                      4,006
Rigtech                      5,408                                        597
-----------------------------------------------------------------------------
                          $149,743             $  1,850               $25,456
=============================================================================


The following reconciles segment operating income to consolidated income before income taxes.


                                                  1999                  1998
-----------------------------------------------------------------------------
Reconciliation of profit (loss)
  Segment income                                $21,364               $25,456
  Elimination of intercompany profit               (265)                  170
  Unallocated amounts:
    Interest expense                               (297)                 (505)
    Corporate and other expenses                 (2,657)               (2,361)
-----------------------------------------------------------------------------
  Earnings before income taxes                  $18,145               $22,760
=============================================================================


Varco International, Inc. and Subsidiaries

Condensed Consolidated
Statements of Cash Flows
(unaudited)



Three Months Ended March 31,
(in thousands)                                       1999        1998
-----------------------------------------------------------------------
Operating Activities
Net income                                         $ 11,734    $ 14,985
Depreciation and amortization                         6,009       4,904
Increase (decrease) in operating cash flows:
  Receivables                                        10,914     (11,638)
  Inventories                                         8,083     (25,723)
  Additions to rental equipment                      (1,633)     (1,205)
  Accounts payable                                  (11,946)      2,148
  Customer deposits                                 (26,557)     11,590
  Taxes payable                                       1,987       4,669
  Interest payable                                      263         493
  Other                                              (5,582)     (7,849)
-----------------------------------------------------------------------
   Net cash (used in) operating activities           (6,728)     (7,626)
-----------------------------------------------------------------------

Investing Activities
  Equipment purchases                                (4,571)     (7,283)
  Proceeds from equipment sales                          39          80
-----------------------------------------------------------------------
   Net cash (used in) investing activities           (4,532)     (7,203)
-----------------------------------------------------------------------

Financing Activities
Proceeds from issuance of Common Stock                  243         448
-----------------------------------------------------------------------
   Net cash from financing activities                   243         448
-----------------------------------------------------------------------
Net change in cash and cash equivalents             (11,017)    (14,381)
-----------------------------------------------------------------------
Cash and cash equivalents at beginning of year       29,138      39,827
-----------------------------------------------------------------------
Cash and cash equivalents at end of quarter        $ 18,121    $ 25,446
=======================================================================


Varco International, Inc. and Subsidiaries

Condensed Consolidated
Statements of Income
(unaudited)

(in thousands,                                                       Three Months Ended March 31,
except per share data)                                                           1999        1998
-------------------------------------------------------------------------------------------------
Revenues
Net sales                                                                    $146,329    $138,941
Rental income                                                                   5,412      10,802
Other income                                                                      427         448
-------------------------------------------------------------------------------------------------
                                                                              152,168     150,191
-------------------------------------------------------------------------------------------------
Costs and Expenses
Cost of sales                                                                 102,392      91,830
Cost of rental income                                                           2,028       3,218
Selling, general and administrative expenses                                   21,847      24,348
Research and development costs                                                  7,459       7,530
Interest expense                                                                  297         505
-------------------------------------------------------------------------------------------------
                                                                              134,023     127,431
-------------------------------------------------------------------------------------------------
Income before income taxes                                                     18,145      22,760
Provision for income taxes                                                      6,411       7,775
Net income                                                                   $ 11,734    $ 14,985
=================================================================================================
Basic income per share                                                           $.18        $.23
=================================================================================================
Shares used in basic income per share calculation                              64,736      64,240
=================================================================================================
Diluted income per share                                                     $    .18    $    .23
=================================================================================================
Shares used in diluted income per share calculation                            65,480      65,662
=================================================================================================


Varco International, Inc. and Subsidiaries

Management's Discussion and Analysis of
Financial Condition and Results of Operations

                          General Industry Conditions

Commodity prices for oil and gas have remained low during the first quarter of 1999. The first quarter price of oil averaged approximately $13.20 per barrel. This compares to an average of $14.40 per barrel for the year 1998 and to an average in excess of $20.00 per barrel during the years 1997 and 1996. The price of natural gas for the first quarter of 1999 averaged approximately $1.78 per thousand cubic feet as compared to $2.11 in the same period of 1998. For all of 1998 the average price was $2.04 per thousand cubic feet, and it was $2.50 per thousand cubic feet for the years 1997 and 1996. These low commodity prices have led to lower cash flows for the oil companies and a reduction in exploration and production expenditures, leading to declining drilling activity.

     Worldwide drilling activity, as measured by the average number of active drilling rigs, decreased 35% in the first three months of 1999 to an average of approximately 1,461 from an average of approximately 2,240 during the same period in 1998. The U.S. and Canadian component of the rig count averaged 840, a 41% decrease from the prior year's first quarter rig count. The international component of active drilling rigs averaged approximately 620 in the first quarter of 1998, a decrease of 195 rigs from the prior year.

     Offshore drilling activity decreased year-to-year, as reflected by a decrease in rig utilization (mobile offshore rigs under contract as a percent of available rigs). For the first quarter of 1999, mobile offshore rig utilization averaged 78% as compared to 95% in the first quarter of 1998. The lower utilization was accompanied by decreasing dayrates, which have a negative impact on the cash flows of the Company's primary customer, the drilling contractor. This was accompanied by no new commitments to build offshore drilling rigs.

     Recently the price of oil has increased to above $18 per barrel. At this time it is uncertain if the price of oil will remain at this level, and if it does, whether or not that price will be sufficient to cause an increase in exploration and production expenditures.

                             Results of Operations

Set forth below are the orders and revenues for the Company's five operating
Divisions:

                                                   Three Months Ended March 31,
                                                               1999        1998
-------------------------------------------------------------------------------
Orders
Varco Systems                                             $  20,972   $ 134,730
VarcoBJ                                                      13,935      31,276
M/D Totco                                                    12,836      31,951
Shaffer                                                      20,344      93,555
Rigtech                                                       4,176       8,038
Cancellations                                               (15,831)    (13,024)
-------------------------------------------------------------------------------
Total                                                     $  56,432   $ 286,526
===============================================================================

                                                   Three Months Ended March 31,
                                                               1999        1998
-------------------------------------------------------------------------------
Revenues
Varco Systems                                             $  60,141   $  53,496
VarcoBJ                                                      20,985      20,018
M/D Totco                                                    13,647      23,609
Shaffer                                                      53,735      47,212
Rigtech                                                       3,233       5,408
-------------------------------------------------------------------------------
Total                                                     $ 151,741   $ 149,743
===============================================================================

     First quarter 1999 new order bookings, before cancellations, of $72.3 million declined from $299.6 million, before cancellations, in the first quarter of 1998 and from $117.5 million, before cancellations, in the fourth quarter of 1998. The decline from the first quarter of 1998 is primarily the result of the reduction in orders associated with upgrading and construction of offshore drilling rigs, particularly floating rigs that are capable of drilling in water depths exceeding 3,000 feet. Each such rig creates significant potential for the high dollar value products provided by the Varco Systems and Shaffer Divisions. In addition, new orders were negatively impacted by the decline in overall drilling activity. The decline as compared to the fourth quarter of 1998 is primarily due to the decline in drilling activity.

     The revenue increases at Varco Systems, Varco BJ and Shaffer, as compared to the first quarter 1998, were due to the delivery from backlog of equipment for offshore rig upgrades and construction. The revenue decline at M/D Totco was due to the decline in overall drilling activity, particularly in the U.S. and Canada, where M/D Totco generates a greater portion of its revenue as compared to other Divisions.

     At March 31, 1999, the Company's backlog of unshipped orders was approximately $272.1 million as compared to $367.4 million at December 31, 1998, and $599.7 million at March 31, 1998. The Company expects that substantially all of its March 31, 1999 backlog will be shipped by December 31, 1999. At March 31, 1999, the Company had received $69.2 million in customer cash deposits related to orders included in backlog. In accordance with industry practice, orders and commitments generally are cancellable by customers at any time.

     Gross margin (net sales and rental income less costs of sales and rental income) as a percentage of net sales and rental income for the first quarter of 1999 was 31.2%. This compares to a gross margin of 36.5% for the same period in 1998. This decline was caused by high initial costs and retrofit costs on newer products at Shaffer, M/D Totco and Rigtech; by higher manufacturing costs and increased manufacturing inefficiencies; and by the decline in rental revenue, which carries a higher gross margin than other revenues. Approximately 2.5% of the 5.3% decline was due to high initial costs and retrofit costs on newer product, and higher manufacturing costs and the decline in rental revenue each accounted for approximately 1.3% of the decline.

     The Company believes that new product development is a significant factor for the future of the Company. Research and development costs were $7.5 million, 5% of revenue, for each of the first quarters of 1999 and 1998.

     Selling, general and administrative expenses decreased 10.3% in the first quarter of 1999 as compared to the first quarter of 1998. As a percent of revenue, selling, general and administrative expenses decreased to 14.4% from 16.2% in the first quarter of 1998. This reduction in cost is primarily due to a reduction in employees. Overall Company employment at March 31, 1999, was 2,623 (including 70 temporary employees) which compares to 3,025 (including 402 temporary employees) a year ago.

     The Company's effective income tax rate was 34.2% in the first quarter of 1998 as compared to 35.3% in the same quarter of 1999. The lower effective tax rate in 1998 is due to the elimination in 1998 of the Company's valuation allowance on deferred tax assets. The Company now believes that it is more likely than not that all of its deferred tax assets will be realized.

                        Liquidity and Capital Resources

At March 31, 1999, the Company had cash and cash equivalents of $18.1 million as compared to $29.1 million at December 31, 1998. This decline was primarily due to reductions in accounts payable and customer deposits. At March 31, 1999, the Company's working capital was $185.1 million as compared to $176.3 million at December 31, 1998, and its current ratio was 2.1 to 1.0 as compared to 1.8 to
1.0 at December 31, 1998. The preceding changes are also primarily due to the reduction in accounts payable and customer deposits.

     In July 1992 the Company sold $50.0 million aggregate principal amount of its 8.95% Senior Notes Due June 30, 1999 (the "Senior Notes") to a group of ten institutional investors pursuant to a Note Agreement dated as of July 1, 1992 (the "Note Agreement"). The remaining $10.0 million principal balance of the Senior Notes is payable on June 30, 1999.

     On June 27, 1997, the Company entered into a seven-year unsecured revolving credit agreement with three banks (the "Credit Agreement"). The Credit Agreement provides for a credit facility of $65.0 million, inclusive of a $20.0 million letter of credit sub-facility. The maximum available under the Credit Agreement is reduced in equal quarterly amounts over the last four years of the Credit Agreement. At March 31, 1999, there were no advances and $4.9 million in letters of credit outstanding under this facility.

     Both the Note Agreement and the Credit Agreement restrict the payment of dividends (other than dividends payable solely in shares of Common Stock) on, and repurchases of, Common Stock. Under the terms of the Credit Agreement, which is generally the more restrictive of these, the amount available for the payment of dividends on, and repurchases of, Common Stock is limited to $5.0 million plus 25% of the Company's consolidated net income arising after September 30, 1997, computed on a cumulative basis.

     The Company's capital expenditures during the first quarter of 1999 were $4.6 million as compared to $7.3 million for the first quarter of 1998. The Company's current plans for capital expenditures for the balance of 1999 are approximately $10.0 million. The Company anticipates that its March 31, 1999 cash and cash equivalents and its existing credit facility will be sufficient to meet its capital expenditures and operating cash needs and the principal payment on the Senior Notes in 1999.

                              Year 2000 Compliance

The following supplements the Year 2000 disclosure included in the Company's Annual Report to Shareholders for the year ended December 31, 1998 and reference should be made to such disclosure.

     Products Compliance testing of the Company's products is approximately 99% complete, and the Company believes that its currently supported products, as opposed to discontinued and obsolete products, are Year 2000 compliant. The Company has mailed to its customers a list of compliant products and has advised customers which products needed to be upgraded or replaced for Year 2000 compliance.

     Internal Business Systems The Company has completed its assessment phase and believes that it has identified substantially all of the major systems, software applications and related equipment used in connection with its internal operations that must be modified or upgraded in order to minimize the possibility of a material disruption to its business. The Company estimates that its business systems will be Year 2000 compliant by the end of the third quarter of 1999.

     Third-Party Suppliers and Customers The Company has requested confirmation from its suppliers of their Year 2000 compliance. The replies received to date indicate that Year 2000 compliance will be achieved. The Company plans to canvas its customers during the second quarter of 1999 to determine whether its customers are Year 2000 compliant.

     Facility Systems The Company does not anticipate any material impact on the Company's operations from any of its facility systems.

     The Company does not separately track internal cost incurred on the Year 2000 Issue. The Company has estimated that approximately 15% to 20% of its IT personnel's time is spent on the Year 2000 Issue. As of March 31, 1999, approximately $750 thousand have been accrued or paid to third parties relating to this issue. The Company has estimated that approximately $1.0 to $1.5 million will be paid in 1999 to third parties for software, hardware and consultation.

                         Cautionary Statement Pursuant
                      to the Private Securities Litigation
                               Reform Act of 1995

In accordance with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company notes that the statements in this Quarterly Report, which are forward-looking and which provide other than historical information, involve risks and uncertainties that may impact the Company's results of operations. These forward-looking statements include, among others, statements concerning the Company's general business strategies, customer orders and cancellations, backlog, operating trends, industry trends, the price of oil and gas, manufacturing capacity, and expectations for funding capital expenditures and operations in future periods. The Company also continues to face many risks and uncertainties including: changes in the prices of oil and natural gas, changes in capital spending by companies in the oil and gas industry for exploration, development and equipment, potential excess capacity, competitive pressures, technological and structural changes in the industry, litigation and environmental laws. The risks and uncertainties inherent in these forward-looking statements could cause actual results to differ materially from those expressed in or implied by these statements.

                                    Profile

Varco International, Inc. is a leading manufacturer of products used in the oil and gas well drilling industry worldwide. The Company also leads in the development of new technology and equipment to enhance the safety and productivity of the drilling process. Operating through five divisions, the Company's products include: integrated systems for rotating and handling the various sizes and types of pipe used on a drilling rig; conventional pipe handling tools, hoisting equipment and rotary equipment; drilling rig instrumentation; pressure control and motion compensation equipment; and solids control equipment and systems.

                               Investor Contact

Richard A. Kertson
Vice President - Finance
Varco International, Inc.
743 North Eckhoff Street
Orange, California 92868
Tel (714) 978-1900
Fax (714) 937-5029

E-mail:  investor-relations@varco.com
Web site:  http://www.varco.com


VARCO